Exhibit 99.1

SMX Announces Receipt of Nasdaq Listing Delinquency Notice

NEW YORK, July 27, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) announces that on July 20, 2023, it received a delinquency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC due to the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2), as the bid price of the Company’s ordinary shares on the Nasdaq Global Market was below $1.00 for 30 consecutive business days, from June 6, 2023 to July 19, 2023.

The Company is addressing the delinquency and is preparing a plan to regain compliance within the 180 calendar day compliance period under Nasdaq rules. As previously announced, the Company has called an Extraordinary General Meeting of Shareholders to be held on Tuesday, August 1, 2023 at 10:00 a.m., Eastern time (subject to adjournment), for all holders of record as of the July 5, 2023 record date (the “Meeting”). At the Meeting, the Company is seeking shareholder approval to consolidate every 22 ordinary shares of the Company in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share with a nominal value of US$0.0001 per share (the “Reverse Split”). The Company expects to regain compliance with the Minimum Bid Price Requirement as a result of the Reverse Split; however, the Company can give no assurance that it will obtain requisite shareholder approval at the Meeting to effect the Reverse Split.

Please refer to the Company’s Report on Form 6-K filed with the Securities and Commission on July 21, 2023 for further information.

—Ends—

For further information contact:

SMX INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, the Company’s ability to regain compliance with applicable Nasdaq standards or comply with the continued listing standards of Nasdaq even if the Company regains compliance. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2